ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008
(Unaudited)
(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	SEPTEMBER 30	DECEMBER 31
	2008	2007
	(unaudited)

ASSETS

Current
Cash	$17,111	$2,239
Advances and prepaid expenses	1,084	1,084
Goods and services & Quebec sales tax receivable	3,510	16,484
	21,705	19,807
Equipment (net of accumulated amortization)	2,239	2,763
	23,944	22,570

LIABILITIES

Current
Accounts payable and accrued liabilities	$166,303	$39,564
Amounts payable to related parties	282,077	119,653
	448,380	159,217

SHAREHOLDERS’ DEFICIENCY

Capital Stock (Note 4)
Authorized:
100,000,000 common voting shares without par value
Issued:
76,981,894 common voting shares at September 30,
2008 and at December 31, 2007	12,383,714	12,383,714

Other Contributed Capital	3,035,356	3,035,356

Deficit Accumulated During the Exploration Stage	(15,843,506)	(15,555,717)
	(424,436)	(136,647)

	$23,944	$22,570

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

										INCEPTION
										JUNE 16
		THREE MONTHS ENDED				NINE MONTHS ENDED				1995 TO
		SEPTEMBER 30				SEPTEMBER 30				SEPTEMBER 30
		2008		2007		2008		2007		2008

Expenses	$		$		$		$		$
Amortization		175		239		525		715		5,606
Consulting		15,000		15,000		45,000		36,069		253,235
Deferred tax recovery		-		-		-		-		(67,162)
Exploration and mineral
properties acquisition
costs (net recovery)		(49,237)		(135,599)		(58,722)		61,462		10,932,187
Financing fee – stock
based compensation		-		-		-		-		11,300
Interest expense and
bank charges		76		247		268		1,051		13,217
Management fees		75,000		75,000		225,000		120,000		872,154
Office and sundry		6,924		8,008		18,934		48,215		467,945
Professional fees		3,574		9,234		44,779		27,115		376,045
Stock-based
compensation		-		-		-		92,900		2,713,558
Travel & promotion		6,584		10,091		12,005		70,875		265,421
		58,096		(17,780)		287,789		458,402		15,843,506

Loss (Gain) for the Period		58,096		(17,780)		287,789		458,402		$15,843,506

Deficit, Beginning Of
Period		15,785,410		15,433,116		15,555,717		14,956,934

Deficit, End Of Period		$15,843,506		$15,415,336		$15,843,506		$15,415,336

Basic And Diluted Loss
Per Share		$0.001		$0.000		$0.004		$0.006

Weighted Average
Number Of Shares
Outstanding		76,981,894		74,807,691		76,981,894		74,535,270

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16,
	THREE MONTHS ENDED		NINE MONTHS ENDED		1995 TO
	SEPTEMBER 30		SEPTEMBER 30		SEP. 30
	2008	2007	2008	2007	2008
Cash provided by (used in)

Operating Activities
Net loss/gain for the period	$(58,096)	$17,780	$(287,789)	$(458,402)	$(15,843,506)
Items not involving cash:
Amortization	175	239	525	715	5,606
Stock based compensation	-	-	-	92,900	2,724,858
Mineral property option
payments paid with stock	-	-	-	175,530	9,030,361
Shares issued for debt	-	-	-	23,306	23,306
Obligation to issue shares
for mineral property
acquisitions	-	-	-	-	-
Debt write of to related
parties	-	-	-	-	-
Deferred tax recovery	-	-	-	-	(67,162)
Changes in non-cash operating
working-capital
Advances & prepaid expenses	-	-	-	26,910	(1,084)
Goods & Services and
Quebec sales tax	(638)	(1,595)	12,973	20,778	(3,511)
Accounts payable and accrued
liabilities	22,715	15,466	126,739	(19,833)	166,303
Amounts payable to related
parties	51,416	25,023	162,424	20,924	585,075
	15,572	56,913	14,872	(117,172)	(3,379,754)

Investing Activity
Capital assets	-	-	-	-	(7,845)
		-	-
Financing Activities
Net proceeds on sale of
common stock	-	-	-	58,914	3,404,710
	-	-	-	58,914	3,404,710

Net Change in Cash	15,572	56,913	14,872	(58,258)	17,111

Cash, Beginning Of Period	1,539	11,440	2,239	126,611	-

Cash, End Of Period	$17,111	$68,353	$17,111	$68,353	$17,111

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

									DEFICIT
									ACCUMULATED
		NUMBER			OBLIGATION		OTHER		DURING
		OF			TO ISSUE		CONTRIBUTED		EXPLORATION
		SHARES	AMOUNT		SHARES		CAPITAL		STAGE		TOTAL
	$			$		$		$		$

Share issued for cash		5	1		-		-		-		1
Loss for the period		-	-		-		-		(38,624)		(38,624)
Balance, December 31, 1995		5	1		-		-		(38,624)		(38,623)
Shares issued for cash		9,130,000	276,500		-		-		-		276,500
Loss for the year		-	-		-		-		(210,592)		(210,592)
Balance, December 31,1996		9,130,005	276,501		-		-		(249,216)		27,285
Loss for the year		-	-		-		-		(74,529)		(74,529)
Balance, December 31, 1997		9,130,005	276,501		-		-		(323,745)		(47,244)
Loss for the year		-	-		-		-		(60,148)		(60,148)
Balance, December 31, 1998		9,130,005	276,501		-		-		(383,893)		(107,392)
Loss for the year		-	-		-		-		(70,046)		(70,046)
Balance, December 31, 1999		9,130,005	276,501		-		-		(453,939)		(177,438)
Loss for the year		-	-		-		-		(66,855)		(66,855)
Balance, December 31, 2000		9,130,005	276,501		-		-		(520,794)		(244,293)
Loss for the year		-	-		-		-		(58,749)		(58,749)
Balance, December 31, 2001		9,130,005	276,501		-		-		(579,543)		(303,042)
Forgiveness of amounts due to related
party		-	-		-		200,671		-		200,671
Loss for the year		-	-		-		-		(59,428)		(59,428)
Balance, December 31, 2002		9,130,005	276,501		-		200,671		(638,971)		(161,799)
April 25, 2003 – shares issued for
mineral property		6,000,000	60,000		-		-		-		60,000
Loss for the year		-	-		-		-		(319,515)		(319,515)
Balance, December 31, 2003		15,130,005	336,501		-		200,671		(958,486)		(421,314)
February 5, 2004 – shares issued for
cash at $0.22 per share		997,500	219,450		-		-		-		219,450
February 5, 2004 – deferred tax
recovery on 108,000 flow-through		-	(2,376)		-		-		-		(2,376)
shares
June 8, 2004 – shares issued for cash
at $0.404 per share		698,000	282,331		-		-		-		282,331
August 24, 2004 – stock options
exercised at $0.33 per share		100,000	32,983		-		-		-		32,983
December 31, 2004 – shares issued
for cash at $0.18 per share
inclusive of 132,500 shares as
finders’ fees		2,948,000	510,876		-		-		-		510,876
August 24, 2004 – shares issued for
mineral property database at $0.39
per share		150,000	58,788		-		-		-		58,788
September 24, 2004 – shares returned
on cancellation of escrow		(3,750,000)	(7,500)		-		7,500		-		-
Stock based compensation		-	-		-		421,000		-		421,000
Loss for the year		-	-		-		-		(956,446)		(956,466)
Balance, December 31, 2004		16,273,505	1,431,053		-		629,171		(1,914,932)		145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

									DEFICIT
									ACCUMULATED
	NUMBER				OBLIGATION		ADDITIONAL		DURING
	OF				TO ISSUE		PAID-IN		EXPLORATION
	SHARES		AMOUNT		SHARES		CAPITAL		STAGE		TOTAL
		$		$		$		$		$

Balance, December 31, 2004,
carried forward	16,273,505		1,431,053		-		629,171		(1,914,932)		145,292
January 6, 2005, refund for
overpayment in 2004 private					-
placement	-		(3,000)				-		-		(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $0.30 per share	125,000		45,604		-		-		-		45,604
Sept. 22, 2005, flow-through shares
issued at $0.20 per share	295,000		59,000		-		-		-		59,000
September, 2005, deferred tax
recovery on 295,000 flow-through
shares	-		(20,119)				-		-		(20,119)
Sept. 22, 2005, units issued at
U.S. $0.15 per unit	550,000		97,152		-		-		-		97,152
Oct. 7, 2005, units issued at
U.S. $0.11 per unit	1,275,000		165,154		-		-		-		165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at					-
U.S. $0.15 per share	250,000		44,147				-		-		44,147
Oct. 2005, shares issued on exercise
of warrants at $0.30 per share	50,000		15,000		-		-		-		15,000
Nov. 17, 2005, units issued at
U.S. $0.15 per share inclusive of
200,000 shares finders’ fees	5,533,334		944,800		-		-		-		944,800
Stock based compensation	-		-		-		163,400		-		163,400
Forgiveness of amounts due to
related party	-		-		-		102,327		-		102,327
Obligation to issue shares (Note 4)	-		-		8,638,667				-		8,638,667
Loss for the year			-		-		-		(10,068,841)		(10,068,841)
Balance, December 31, 2005	24,351,839		2,778,791		8,638,667		894,898		(11,983,773)		328,583
January 3, 2006, shares issued for
property acquisition at a deemed
price of US $0.15 per share	48,888,888		8,638,667		(8,638,667)		-		-		-
Jan.-Aug. 2006, shares issued on
exercise of stock options at
US $0.15 per share	410,000		69,317		-		-		-		69,317
February 2006, shares issued on
exercise of warrants at $0.30
per share	744,500		223,350		-		-		-		223,350
March 7, 2006, shares issued for
property acquisition at
U.S. $0.36 per share	125,000		51,772		-		-		-		51,772
May 24, 2006, shares issued for
flow-through private placement
at US $0.25 per share	340,000		93,585		-		-		-		93,585
Aug.-Nov. 2006, shares issued on
exercise of warrants at US $0.25
per share	955,000		269,149		-		-		-		269,149
Dec. 2006, shares issued for flow-
through private placement
at $0.23 per share	200,000		46,000		-		-		-		46,000
Stock based compensation	-		-		-		2,027,384		-		2,027,384
Deferred tax recovery on 540,000
flow-through shares	-		(44,667)				-		-		(44,667)

Loss for the year	-		-		-		-		(2,973,161)		(2,973,161)
Balance, December 31, 2006	76,015,227		12,125,964		-		2,922,282		(14,956,934)		91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

									DEFICIT
									ACCUMULATED
	NUMBER				OBLIGATION		ADDITIONAL		DURING
	OF				TO ISSUE		PAID-IN		EXPLORATION
	SHARES		AMOUNT		SHARES		CAPITAL		STAGE		TOTAL
		$		$		$		$		$

Balance, December 31, 2006,
carried forward	76,015,227		12,125,964		-		2,922,282		(14,956,934)		91,312
March 12, 2007, shares issued for
Property option payment at
US$0.30 per share deemed price	500,000		175,530		-		-		-		175,530
March 27, 2007, shares issued for
options exercise at US$0.15 per share	50,000		8,760		-		-		-		8,760
March 31, 2007, shares issued for
Pvt. Placement at US$0.15per share
net of finder’s fee of $4,537	266,667		41,647		-		-		-		41,647
Stock based compensation	-		-		-		113,074		-		113,074
April 3, 2007, shares issued for
Options exercise at US$0.15 per	50,000		8,507		-		-		-		8,507
share
June 18, 2007, shares issued for debt					-
at US$0.20 per share	100,000		23,306				-		-		23,306
Loss for the year	-		-		-		-		(598,783)		(598,783)
Balance, December 31, 2007	76,981,894		12,383,714		-		3,035,356		(15,555,717)		(136,647)
Loss for the period ended September 30,
2008	-		-		-				(287,789)		(287,789)
Balance, September 30, 2008	76,981,894		12,383,714		-		3,035,356		(15,843,506)		(424,436)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS (page 1)
SEPTEMBER 30, 2008
(Unaudited)
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2007. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2007.

2.	DORAN (Quebec) PROPERTY

i)

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 750,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

		a.	$35,000 and 125,000 common shares within ten business days of the date of approval of the agreement (paid and issued);

		b.	$35,000 and 125,000 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);

c.

$75,000 (paid in 2007) and 250,000 common shares on or before March 15, 2007 (issued in 2007- Note 2 iv)); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 2 iii)); and

d.

$75,000 (paid in 2008 by Abbastar – Note 2 v)) and 250,000 common shares on or before March 15, 2008 (issued in 2007 – Note 2 iv)); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar).

ii)	The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii)

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000 on or before February 13, 2008 (spent);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009;
15% additional interest by expending an additional $1,500,000 on or before February

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS (page 2)
SEPTEMBER 30, 2008
(Unaudited)
(Stated in Canadian Dollars)

2.	DORAN (Quebec) PROPERTY (continued)

(iii)	(continued) 13, 2010; and 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv)	In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

v)

On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property.

3.	CAPITAL STOCK

	a)	Issued Shares

There were no share transactions during the nine months ended September 30, 2008. There were 76,981,894 shares issued and outstanding on September 30, 2008.

	b)	Stock Options

During the nine months ended September 30, 2008 no stock options were granted, re- priced, exercised or expired.

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at September 30, 2008:

		Remaining	Weighte	Number of	Weighted
Range of		Contractual	d	Options	Average
Exercise	Options	Life	Average	Currently	Exercise
Prices	Outstanding	(in years)	Exercise	Exercisable	Price
Price
U.S. $0.15 - U.S. $0.25	6,390,000	0.34	U.S. $0.225	6,390,000	U.S. $0.225

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS (page 3)
SEPTEMBER 30, 2008
(Unaudited)
(Stated in Canadian Dollars)

3.	CAPITAL STOCK (continued)

	c)	Warrants

During the nine months ended September 30, 2008, no new warrants were issued nor any warrants were exercised. However, 133,333 warrants with an exercise price of US$0.25 per share and 170,000 warrants with an exercise price of US$0.30 per share expired.

The following table lists the common share warrants outstanding at September 30, 2008. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

5,333,334	U.S. $0.25	November 17, 2008
100,000	CDN $0.35	December 27, 2008
5,433,334

4.	RELATED PARTY TRANSACTIONS

During the period ended September 30, 2008, the Company incurred $225,000 (2007 – $120,000) for management fees to directors and officers of the Company.

Amounts payable to related parties at September 30, 2008 of $282,077 (December 31, 2007 - $119,653) is to directors.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5.	CONTINGENCY

On August 27, 2007, in the Supreme Court of British Columbia, the Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 seeking to have the Court put aside the Mineral Property Option and Assignment Agreements (the “Agreements”) among the parties dated October 20, 2005 for Hatchet and Smeaton properties.

As consideration for the Agreements the Company had issued 48,888,888 shares of common stock (the “Consideration Shares”) of the Company capital to acquire a 50% interest in certain mineral claims prospective for uranium (Hatchet Lake) and an 80% interest in certain mineral claims prospective for diamonds (Smeaton Property) all located in the Province of Saskatchewan.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS (page 4)
SEPTEMBER 30, 2008
(Unaudited)
(Stated in Canadian Dollars)

5.	CONTINGENCY (continued)

Of the 48,888,888 Consideration shares, 15,000,000 shares were paid for the Hatchet Lake property and 33,888,888 shares were paid for the Smeaton property. Furthermore 3,888,888 shares of the Smeaton Consideration shares were paid to the property vendor, 1010 and the remaining 45,000,000 shares were paid to CMKM with the proviso that these shares were to be distributed to the CMKM shareholders.

In seeking to have the Agreements set aside, the Company claims that CMKM has breached the terms of the Agreements by not distributing the 45,000,000 shares to the CMKM shareholders as required by the Agreements; as well, the Company is seeking to have 1010 return the 3,888,888 shares as the Company contends that 1010 is in breach by not completing work on the Smeaton property in a workmanlike fashion by providing preliminary budget submissions, daily drill records and general field information as is the industry standard. As well, the Company contends that 1010 failed to provide documentation requested by the Company to have a National Instrument 43-101 compliant report completed on the Smeaton property.

The Company has filed all required documentation with the courts for the process of examination for discovery but has not received the same from CMKM or 1010. The Company has requested of both defendants appropriate dates for trial but no response is forthcoming at the time of this report.

The outcome of the above legal proceedings is not presently determinable, and the amount of the ultimate recovery, if any, cannot be reasonably estimated at this time so no accrual has been recorded in the current period or the past fiscal year.